May 20, 2024
Via EDGAR
Mr. Charles Eastman
United States Securities and Exchange Commission
Division of Corporation Finance Office of Manufacturing 100 F Street, N.E.
Washington, D.C. 20549
    Re:     HEICO Corporation
         Form 10-K for the Fiscal Year Ended October 31, 2023 (“Form 10-K”)
         Filed December 20, 2023
         File Number 001-04604
Dear Mr. Eastman:
This letter is in response to your letter to me, dated May 7, 2024.
I have reproduced your comments below, followed by our responses on behalf of HEICO Corporation (“the Company”).
Form 10-K for the fiscal year ended October 31, 2023 Critical Accounting Estimates, page 44
1.    In future filings, please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.
Company Response to Comment #1
    The Company acknowledges the Staff’s comment and will enhance its disclosures in future filings to provide the responsive qualitative and quantitative information, as and to the extent required or otherwise material. Based on its recent assessment, the Company no longer deems revenue recognition to be a critical accounting estimate and proposes to remove it from the Critical Accounting Estimates section in its future Form 10-K filings. Historically, the majority of the Company’s revenue was recognized at a point-in-time and involved minimal estimates to determine when control had transferred. The Company now recognizes an even greater portion of its revenues at a point-in-time as a result of its two significant acquisitions in fiscal 2023. Additionally, the Company does not believe that the factors involving estimation uncertainty that are used when it recognizes revenue using an over-time recognition model for certain contracts are reasonably likely to have a material impact on the Company’s financial position or results of operations. This conclusion is supported by the fact that changes in estimates did not have a material effect on the Company’s net income from consolidated operations in fiscal 2023, 2022, and 2021.
    As an example of how the Company intends to enhance its disclosures to better highlight the accounting areas where significant management judgment and estimation continue to be imperative, please see below the disclosure that will be provided in the Company’s future annual filings to address the requirements of Item 303(b)(3) of Regulation S-K and SEC Release No.
33-8350.
Critical Accounting Estimates
    We believe that the following are our most critical accounting estimates, which require management to make judgments about matters that are inherently uncertain.
    Assumptions utilized to determine fair value in connection with business combinations, contingent consideration arrangements and in goodwill and intangible assets impairment tests are highly judgmental. If there is a material change in such assumptions or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge. See Item 1A., Risk Factors, for a list of factors which may cause our actual results to differ materially from anticipated results.
Valuation of Inventory
Inventory is ~~stated~~ reported at the lower of cost or net realizable value, ~~with cost being~~ determined ~~on~~ using either the first-in, first-out method or the average cost basis. ~~Losses, if any,~~ Any losses are recognized ~~fully~~ entirely in the period ~~when identified.~~ of identification.
We ~~periodically evaluate~~ regularly assess the carrying value of inventory, ~~giving consideration to~~ considering factors such as its physical condition, sales ~~patterns~~ trends, and ~~expected~~ anticipated future demand ~~in order~~ to estimate ~~the amount necessary to write down any~~ provisions for slow-moving, obsolete, or damaged inventory. ~~These estimates could vary significantly from actual amounts based upon future economic conditions, customer~~ Our inventory ~~levels, or competitive~~ valuation reserves are established through analysis and estimates that consider many factors ~~that were not foreseen or did not exist when the estimated write-downs were made.~~

~~In accordance with industry practice, all inventories are classified~~ such as ~~a~~ current ~~asset including portions with long production~~ order levels, forecasted demand, market conditions, and expected product life cycles~~, some of which~~. Changes in business or economic conditions, consumer confidence, market dynamics, demand fluctuations, evolving technology, or inaccurate demand projections may ~~not~~ necessitate adjustments to these reserves. Should actual market conditions deviate from management's expectations, additional provisions for excess and obsolete inventory could be ~~realized within one year~~ required and may be material to our results of operations. Changes in estimates did not have a material effect on net income from consolidated operations in fiscal 2023, 2022 and 2021.
Business Combinations
    We allocate the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities and any noncontrolling interests assumed based on their estimated fair values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities and noncontrolling interests assumed requires management’s judgment and often involves the use of significant estimates and assumptions~~, including assumptions with respect to~~. For example, the fair value of intangible assets acquired considers forecasts of future cash ~~inflows and outflows,~~ flows, revenue, earnings, royalty rates, discount rates~~,~~ and asset lives ~~and market multiples, among other items~~. We determine the fair values of intangible assets acquired generally in consultation with third-party valuation advisors.
    As part of the agreement to acquire certain subsidiaries, we may be obligated to pay contingent consideration should the acquired entity meet certain earnings objectives subsequent to the date of acquisition. As of the acquisition date, contingent consideration is recorded at fair value as determined through the use of a probability-based scenario analysis approach. Under this method, a set of discrete potential future subsidiary earnings is determined using internal estimates based on various revenue growth rate assumptions for each scenario. A probability of likelihood is then assigned to each discrete potential future earnings estimate and the resultant contingent consideration is calculated and discounted using a weighted average discount rate reflecting the credit risk of HEICO. ~~Subsequent to the acquisition date, the fair value of such contingent consideration is measured each reporting period and any changes are recorded to SG&A expenses within our Consolidated Statements of Operations.~~ Changes in either the revenue growth rates, related earnings or the discount rate could result in a material change to the amount of contingent consideration accrued. As of October 31, 2023 and 2022, $71.1 million and $82.8 million of contingent consideration was accrued within our Consolidated Balance Sheets, respectively. During fiscal 2023, 2022 and 2021, such fair value measurement adjustments resulted in net (decreases) increases to SG&A expenses of ($.7) million, ($7.6) million and $1.2 million, respectively. For further information regarding our contingent consideration arrangements, see Note 8, Fair Value Measurements, of the Notes to Consolidated Financial Statements.

Valuation of Goodwill and Other Intangible Assets
We test goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. When testing goodwill for impairment, we ~~have~~ may perform a qualitative assessment as the ~~option~~ initial step for all or selected reporting units. We are also allowed to ~~first assess~~ bypass the qualitative analysis and perform a quantitative analysis if desired.

When performing the qualitative test, we consider factors including, but not limited to ~~determine whether the existence of events or circumstances leads to a determination~~, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, entity specific factors such as strategy and changes in key personnel, and overall financial performance. If, after completing this assessment, it is determined that it is more~~-~~ likely~~-~~ than~~-~~ not that the ~~estimated~~ fair value of a reporting unit is less than its carrying ~~amount. If we elect to perform a qualitative assessment and determine that an impairment is more-likely-than-not~~ value, we ~~are then required to perform a quantitative impairment test, otherwise no further analysis is required. We also may elect not to perform a qualitative assessment and, instead,~~ proceed ~~directly~~ to a quantitative impairment test. When performing the quantitative impairment test, we compare the fair value of each of our reporting units to its carrying value to determine potential impairment and an impairment loss is recognized in the amount by which the carrying value of a reporting unit’s goodwill exceeds its fair value. The fair values of our reporting units are determined using a weighted average of a market approach and an income approach. ~~Under the market approach, fair values are estimated using published market multiples for comparable companies. We calculate fair values under the income approach~~ The market approach estimates the value of reporting units by comparing to guideline public companies or guideline transactions. Various valuation multiples are calculated utilizing financial data of companies that are economically and operationally similar resulting in ranges of multiples. Judgmental adjustments are often necessary to ensure comparability. The selection of the appropriate multiple within a range requires judgement, considering various qualitative and quantitative factors. Changes in assumptions or estimates could materially affect the estimated fair value of our reporting units and the potential for impairment. The income approach estimates fair value by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounting them using an estimated weighted average cost of capital. Assumptions used in the analysis include estimated future revenues and expenses, the weighted average cost of working capital, capital expenditures, and other variables. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Based on the annual goodwill impairment test as of October 31, 2023, 2022 and 2021, we determined there was no impairment of our goodwill. The fair value of each of our reporting units calculated as part of our quantitative impairment test significantly exceeded its carrying value as of October 31, 2023.
We test each non-amortizing intangible asset (principally trade names) for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of our trade names, we utilize an income approach, which relies upon management's assumptions of royalty rates, projected revenues and discount rates. We also test each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires us to make a number of estimates, assumptions and judgments of underlying factors such as projected revenues and related earnings as well as discount rates. Based on the intangible asset impairment tests conducted, we incurred an immaterial impairment loss in fiscal 2023 and did not recognize any impairment losses in fiscal 2022 and 2021.
Notes to Consolidated Financial Statements
4. Goodwill and Other Intangible Assets, page 85
2.    Please disclose the weighted-average amortization period for your intangible assets subject to amortization in total and by major intangible asset class. See ASC 350-30-50- 1(a)(3).
Company Response to Comment #2
The Company respectfully acknowledges the Staff’s comment and, in response to the Staff's comment, the Company will disclose in future filings the weighted average amortization period for intangible assets subject to amortization in total and by major intangible asset class in the period of acquisition. As an example, please see below the type of disclosure that will be disclosed in the Company’s future annual filings to address the requirements of ASC 350-30-501(a)(3).

As further disclosed in Note 2, Acquisitions, the following table summarizes the weighted average amortization period of the definite-lived intangible assets acquired in total and by major asset class in connection with the Company's fiscal 2023, 2022 and 2021 acquisitions (in years):

	Year ended October 31,
	2023	2022	2021
Customer relationships	13	15	12
Intellectual property	14	13	13
Total	13	14	12

Schedule II - Valuation and Qualifying Accounts, page 127
3.    We note that you partially attribute the increases in your allowance for doubtful accounts and inventory valuation reserves to "addition from acquisitions." Tell us how your accounting treatment complies with ASC 805-20-30-4, which indicates that acquirers shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business combination that are measured at their acquisition-date fair values because the effects of uncertainty about future cash flows are included in the fair value measure. In doing so, tell us how you determined the acquisition-date fair values of accounts receivable and inventory acquired in business combinations.

Company Response to Comment #3
The Company respectfully acknowledges the Staff’s comment and, in response to the Staff's comment, the Company notes that acquired Accounts Receivables and Inventory are recorded at fair value in its consolidated balance sheet in accordance with ASC 805. For acquired Accounts Receivable, the Company estimated their fair value by identifying the historical cost and evaluating their collectability. This evaluation was based on factors such as prior experience, an appraisal of the customers’ ability to pay, the age of the outstanding receivables, and the economic conditions within and outside the aviation, defense, space, medical, telecommunications, and electronics industries. For acquired Inventory, the Company estimated its fair value by assessing the market value or replacement cost and adjusting for factors such as physical condition, sales patterns, and expected future demand. This process was used to estimate the necessary amount to write down any slow-moving, obsolete, or damaged inventory. For its internal records, the Company tracks acquired Accounts Receivable and Inventory balances on a gross basis to maintain the historical amounts to be collected in the case of Accounts Receivable and to track gross inventory balances as part of its existence controls and to monitor its location for potential future usage, which can be years later. Schedule II reflects these reserves on a gross basis based on the Company’s tracking of inventory for internal purposes. The Company will not include a separate valuation allowance as of the acquisition date for assets acquired in a business combination for prospective acquisitions in its Schedule II – Valuation and Qualifying accounts.

If you have any questions or comments on the material provided, please contact me.
Sincerely,
/s/ CARLOS L. MACAU, JR.
Carlos L. Macau, Jr.
Executive Vice President – Chief
Financial Officer and Treasurer
cc: United States Securities and Exchange Commission
    Andrew Blume
Akerman LLP
Jonathan Awner, Esq.
Christina C. Russo, Esq.